GP Investments Acquisition Corp.

150 E. 52nd Street, Suite 5003
New York, New York 10022

May 15, 2015

VIA EMAIL & EDGAR

Erin E. Martin, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GP Investments Acquisition Corp. (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-203500)

Dear Ms. Martin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-203500) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Washington D.C. time on May 19, 2015 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Company has taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michael J. Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 and that such effectiveness also be confirmed in writing.

Very truly yours,

GP Investments Acquisition Corp.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Chief Executive Officer and Chief Financial Officer

cc:	Securities and Exchange Commission
Isaac Esquivel
Jennifer Monick
Sara von Althann

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel
Michael J. Mies

cc:	Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Manuel Garciadiaz